SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, October 11, 2018 - Suzano Papel e Celulose S.A. (“Suzano”) (B3 | SUZB3), in addition to the Material Fact published on March 16, 2018, discloses to its shareholders and to the market in general that the decision by the General Superintendence of the Administrative Council for Economic Defense - CADE approving without restrictions the transaction involving Suzano and Fibria Celulose S.A. was published on the CADE website on October 11, 2018, which is subject to the elapse of the legal term, according to the applicable law.

The closing of the aforementioned transaction is still subject to the fulfillment of other conditions precedent usual for this type of transaction. Until the date of the implementation of the transaction, the companies will continue to carry out their activities in the ordinary course of business and will remain operating independently.

São Paulo, October 11, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer